UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, DC 20549

	SCHEDULE 13G/A

	Under the Securities Exchange Act of 1934
	(Amendment No.  1)*


	CENTRAL PARKING CORPORATION
	(Name of Issuer)

	Common Stock, Par Value $.01 Per Share
	(Title of Class of Securities)

	154785 10 9
	(CUSIP Number)

Check the following box if a fee is being paid with this statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



CUSIP NO. 154785 10 9

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	The Monroe Carell, Jr. 1994 Grantor Retained Annuity Trust
	62-6286394


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

        (a) [   ]
	(b) [   ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Tennessee


NUMBER OF SHARES		5.	SOLE VOTING POWER

					1,168,049

BENEFICIALLY			6.	SHARED VOTING POWER

					None

OWNED BY EACH                   7.      SOLE DISPOSITIVE POWER

					1,168,049

REPORTING PERSON		8.	SHARED DISPOSITIVE POWER

					None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,168,049

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES* [   ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.7%

12.	TYPE OF REPORTING PERSON

	OO


Item 1(a).	Name of Issuer:	CENTRAL PARKING CORPORATION

Item 1(b).	Address of Issuer's Principal Executive Offices:

		2401 21st Avenue South, Suite 200, Nashville, Tennessee
		37212

Item 2(a).	Name of Person Filing:
		The Monroe Carell, Jr. 1994 Grantor Retained Annuity
		Trust

Item 2(b).	Address of Principal Business Office or, if none,
		residence:

		2401 21st Avenue South, Suite 200, Nashville, Tennessee
		37212

Item 2(c).	Citizenship:	Tennessee

Item 2(d).	Title of Class of Securities:
		Common Stock, Par Value $.01 per share

Item 2(e).	CUSIP Number:	154785 10 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is:

		(a)	[   ]	Broker or Dealer registered under the Act

		(b)	[   ]	Bank as defined in Section 3(a)(6) of the
				Act

		(c)	[   ]	Insurance Company as defined in Section
				3(a)(19) of the Act

		(d)	[   ]	Investment Company registered under Section
				8 of the Investment Company Act

		(e)	[   ]	Investment Adviser registered under Section
				203 of the Investment Advisers Act of 1940

		(f)	[   ]	Employee Benefit Plan, Pension Fund which is
				subject to the provisions of the Employee
				Retirement Income Security Act of 1974 or
                                Endowment Fund; see Sect240.13d-1(b)(1)(ii)(F)

		(g)	[   ]	Parent Holding Company, in accordance with
                                Sect240.13d-1(b)(ii)(G); see Item 7

                (h)     [   ]   Group, in accordance with Sect 240.13d-
				1(b)(1)(ii)(H)

Item 4.	Ownership:

		(a)	Amount Beneficially Owned:	1,168,049

                (b)     Percent of Class:       6.7%

		(c)	Number of Shares as to which such person has:

			(i)	Sole power to vote or to direct the vote:

				1,168,049

			(ii)	Shared power to vote or to direct the vote:

				None

			(iii)	Sole power to dispose or to direct the
				disposition of:

				1,168,049

			(iv)	Shared power to dispose or to direct the
				disposition of:

				None

Item 5.	Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that
as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following [   ].

		Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another
        Person.

        Not Applicable

Item 7.	Identification and Classification of the Subsidiary
        which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8.	Identification and Classification of Members of the
        Group.

        Not Applicable

Item 9.	Notice of Dissolution of Group.

        Not Applicable

Item 10.Certification.



	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


The Monroe Carell, Jr. 1994 Grantor Retained
Annuity Trust

By:/s/	Monroe J. Carell, Jr., Trustee
        Monroe J. Carell, Jr., Trustee

Date:	February 12, 1997